Exhibit 99.11

VERSES

VERSES Expands Autonomous Drone Governance Infrastructure powered by KOSM to Milan, Italy

VERSES advances commercial readiness by demonstrating autonomous drone deliveries and site monitoring missions at the San Raffaele Hospital for FF2020

VANCOUVER, British Columbia, May 16, 2023 -- VERSES AI Inc. (CBOE:VERS) (OTCQX:VRSSF) ("VERSES" or the "Company"), a cognitive computing company specializing in the next generation of artificial intelligence, today announced the successful completion of its Urban Air Mobility (UAM) demonstrations in Milan, Italy.

As part of Flying Forward 2020 (FF2020), a European Commission-funded special research and innovation project developing Urban Air Mobility infrastructure, and in collaboration with the Center for Advanced Technologies in Health and Well-being of the San Raffaele Hospital (OSR) which is the technological research unit that coordinates the activities of the FF2020 living lab in Milan, VERSES successfully deployed multiple autonomous drones to deliver medicines in the campus and monitor their perimeter against intruders. Utilizing VERSES' real time mobility portal, powered by the company's operating system for AI, KOSM, hospital staff were able to autonomously deliver medicines across campus, and monitor against trespassers on premises.

OSR's demonstrators aim to include an Urban Air Mobility (UAM) prototype in the hospital's critical infrastructure for delivery, security, and maintenance, providing video in support of surveillance and other services located at the hospital. During the demonstrations, the mandated security officers and maintenance appointees can request the drone service to monitor critical areas, while pharmacists can send airlifted medicines to patients in peripheral areas of the campus. These operations are in compliance with the General Data Protection Regulation (GDPR) and guard the privacy of users. As a result, the system will enable remote human configuration of the most effective system to improve 1) the efficiency and timeliness of health services, 2) expedite maintenance interventions, and 3) accelerate detection of physical intrusions, thus acting as a deterrent to malicious attacks.

San Raffaele Hospital showcased how drone services can be safely integrated in a hospital environment to conduct autonomous operations for delivering valuable resources and maintaining physical safety on premises. The success of these demonstrations paves the way for implementing even more complex use cases, such as transporting biomedical material among a multitude of clinics, laboratories, and facilities at the country level.

"This was an exciting project for VERSES, and we appreciate the collaboration with OSR on deploying autonomous drone management for the hospital," said Gabriel René, Founder and CEO of VERSES. "This marks the 3rd of five major demonstrations across European cities before the commercialization phase which aims to fulfill the long term vision of the European Commission to enable a 21st Century Urban Air Mobility infrastructure across all of Europe. These autonomous drone activities demonstrate the unique capabilities of KOSM as the basis for this infrastructure."

VERSES will continue working with autonomous drone flights operating Beyond the Visual Line of Sight (BVLOS) through Flying Forward 2020, a collaborative research project comprised of 12 global multidisciplinary partners focused on developing a new Urban Air Mobility ecosystem within the geospatial data infrastructure of cities throughout the European Union. . The 4th and 5th demonstrations in Oulu (Finland) and Tartu (Estonia) are anticipated to take place in Q3 2023.

About VERSES
VERSES is a cognitive computing company specializing in next-generation Artificial Intelligence. Modeled after natural systems and the design principles of the human brain and the human experience, VERSES flagship offering, GIA™, is an Intelligent Assistant for everyone powered by KOSM™, a network operating system enabling distributed intelligence. Built on open standards, KOSM transforms disparate data into knowledge models that foster trustworthy collaboration between humans, machines, and AI, across digital and physical domains. Imagine a smarter world that elevates human potential through innovations inspired by nature. Learn more at VERSES, LinkedIn, and Twitter.

About Flying Forward 2020
Flying Forward 2020 (FF2020) is a three-year research and innovation project funded by the European Union, under grant agreement number 101006828. The project focuses on creating a state of the art Urban Air Mobility (UAM) ecosystem for autonomous drone missions. It includes a governance model and framework, a regulatory framework, a geospatial digital infrastructure, a Digital Toolbox, an Identity of Things (IDoT) scheme, and several interoperability frameworks. The solutions developed during the project will be tested in five living labs across Europe: Eindhoven, Milan, Zaragoza, Tartu and Oulu. For more information, visit www.ff2020.eu.

On Behalf of the Company
Gabriel René
VERSES Technologies Inc.
Co-Founder & CEO
press@verses.io

Media and Investor Relations Inquiries
Leo Karabelas
Focus Communications
President
info@fcir.ca
416-543-3120

Forward-Looking Statements Cautionary Note
This release includes certain statements and information that may constitute forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking statements relate to future events or future performance and reflect the expectations or beliefs of management of the Company regarding future events. Generally, forward-looking statements and information can be identified by the use of forward-looking terminology such as "intends" or "anticipates", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "should", "would" or "occur". This information and these statements, referred to herein as "forward-looking statements", are not historical facts, are made as of the date of this news release and include without limitation, statements regarding discussions of future plans, estimates and forecasts and statements as to management's expectations and intentions with respect to, among other things, the Company's ongoing work with autonomous drone flights operating BVLOS through Flying Forward 2020. In making the forward-looking statements in this news release, the Company has applied several material assumptions, including without limitation, that the Company will continue working with autonomous drone flights operating BVLOS through Flying Forward 2020, and that the Company's operations will not be adversely impacted by COVID-19 or the ongoing conflict in Eastern Europe. These forward-looking statements involve numerous risks and uncertainties, and actual results might differ materially from results suggested in any forward-looking statements. These risks and uncertainties include, among other things, risks relating to the Company ceasing its work with autonomous drone flights operating BVLOS through Flying Forward 2020 at any time, adverse changes in funding of Flying Forward 2020 or legislation relating to the autonomous drone flights operating BVLOS, the volatility of global capital markets, political instability, the lack of access to capital or financing when required, the loss of key personnel, the Company could face technology or software disruptions, unanticipated costs, risks related to the COVID-19 pandemic, risks relating to the extent and duration of the conflict in Eastern Europe and its impact on global markets and other risk factors disclosed in the Company's disclosure record on www.sedar.com under the Company's profile. Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. Readers are cautioned that reliance on such information may not be appropriate for other purposes. The Company does not undertake to update any forward-looking statement, forward-looking information or financial out-look that are incorporated by reference herein, except in accordance with applicable securities laws.